Exhibit 99.2

Encana Corporation

Management’s Discussion and Analysis

For the period ended March 31, 2014

(Prepared in U.S. Dollars)

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited interim Condensed Consolidated Financial Statements for the period ended March 31, 2014 (“Interim Condensed Consolidated Financial Statements”), as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2013.

The Interim Condensed Consolidated Financial Statements and comparative information have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and in U.S. dollars, except where another currency has been indicated. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil, natural gas liquids (“NGLs”) and condensate. The term “liquids rich” is used to represent natural gas streams with associated liquids volumes. This document is dated May 12, 2014.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Operating Earnings; Revenues, Net of Royalties, Excluding Unrealized Hedging; Debt, including the current portion (“Debt”); Net Debt; Net Debt to Debt Adjusted Cash Flow; and Debt to Adjusted Capitalization. Further information regarding these measures can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and of Net Earnings to Operating Earnings.

The following volumetric measures may be abbreviated throughout this MD&A: thousand cubic feet (“Mcf”); thousand cubic feet equivalent (“Mcfe”); million cubic feet (“MMcf”) per day (“MMcf/d”); million cubic feet equivalent per day (“MMcfe/d”); barrel (“bbl”); thousand barrels (“Mbbls”) per day (“Mbbls/d”); million British thermal units (“MMBtu”).

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency and References to Encana.

Encana Corporation	1	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Encana’s Strategic Objectives

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays producing natural gas, oil and NGLs. Encana is committed to growing long-term shareholder value through a disciplined focus on generating profitable growth. The Company is pursuing the key business objectives of balancing its commodity mix, focusing capital investments in high return scalable projects, maintaining portfolio flexibility to respond to changing market conditions, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength.

Encana has a history of entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at a low cost. Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through resource play optimization. The Company’s resource play hub model, which utilizes highly integrated production facilities, is used to develop resources by drilling multiple wells from central pad sites. Ongoing cost reductions are achieved through repeatable operations, optimizing equipment and processes, by applying continuous improvement techniques.

Encana hedges a portion of its expected natural gas and oil production volumes. The Company’s hedging program reduces volatility and helps sustain Cash Flow and netbacks during periods of lower prices. Further information on the Company’s commodity price positions as at March 31, 2014 can be found in the Results Overview section of this MD&A and in Note 18 to the Interim Condensed Consolidated Financial Statements.

Additional information on expected results can be found in Encana’s 2014 Corporate Guidance on the Company’s website www.encana.com.

Encana’s Business

There has been no significant change in reportable segments as a result of the business strategy announced in November 2013. Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada.

•	USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation. Financial information is presented on an after eliminations basis within this MD&A.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Encana Corporation	2	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Results Overview

Highlights

In the three months ended March 31, 2014, Encana reported:

•	Cash Flow of $1,094 million, Operating Earnings of $515 million and Net Earnings of $116 million.

•	Average realized natural gas prices, including financial hedges, of $5.82 per Mcf. Average realized oil prices, including financial hedges, of $86.34 per bbl. Average realized NGL prices of $53.79 per bbl.

•	Average natural gas production volumes of 2,809 MMcf/d and average oil and NGL production volumes of 67.9 Mbbls/d.

•	Realized financial commodity hedging losses of $141 million before tax.

•	Dividends paid of $0.07 per share.

•	Long-term debt repayment of $768 million.

•	Cash and cash equivalents of $2,162 million at period end.

Significant developments for the Company during the three months ended March 31, 2014 included the following:

•	Entered into an agreement with an affiliate of TPG Capital to sell certain natural gas properties in the Jonah field in Wyoming for approximately $1.8 billion, before closing adjustments. The sale was announced on March 31, 2014 and closed on May 12, 2014.

•	Announced a cash tender offer and consent solicitation on February 28, 2014, for any or all of the Company’s outstanding $1,000 million 5.80 percent notes with a maturity date of May 1, 2014. On March 28, 2014, the tender offer and consent solicitation expired and on March 31, 2014, Encana paid approximately $792 million to the consenting note holders.

As a result of the implementation of the strategy announced in November 2013, the Company’s results for the three months ended March 31, 2014 reflected the following:

•	Focused capital spending on five growth assets, totaling $408 million, or approximately 80 percent of total capital investment.

•	Reported oil and NGL production volumes of 67.9 Mbbls/d, an increase of approximately 56 percent from the first quarter of 2013.

•	Achieved total operating and administrative cost savings of approximately $40 million attributable to workforce reductions and operating efficiencies.

Encana Corporation	3	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Subsequent Events

Preliminary Prospectus Filed

On April 14, 2014, Encana announced the filing of a preliminary prospectus and on April 30, 2014, the Company announced the filing of an amended and restated preliminary prospectus, qualifying the distribution of common shares of its wholly owned subsidiary, PrairieSky Royalty Ltd. (“PrairieSky”), which will be sold by Encana pursuant to the terms of an underwriting agreement (the “Offering”). Prior to closing of the Offering, PrairieSky will acquire from Encana a royalty business in exchange for common shares of PrairieSky under a Purchase and Sale Agreement (the “Agreement”). The royalty business assets to be acquired by PrairieSky comprise: (i) fee simple mineral title in lands prospective for petroleum, natural gas and certain other mines and minerals located predominantly in central and southern Alberta (the “Fee Lands”); (ii) lessor interests in and to leases that are currently issued in respect of certain Fee Lands; (iii) royalty interests, including overriding royalty interests, gross overriding royalty interests and production payments on lands located predominantly in Alberta; (iv) an irrevocable, perpetual licence to certain proprietary seismic data of Encana (the “Seismic Licence”); and (v) certain other related assets as set forth in the Agreement between PrairieSky and Encana.

As part of the Agreement, PrairieSky and Encana will enter into: (i) a Seismic Licence Agreement for which Encana will grant a Seismic Licence to PrairieSky; and (ii) Lease Issuance and Administration Agreements pursuant to which PrairieSky will issue leases to document Encana’s retention of its working interest in respect of certain Fee Lands and pursuant to which PrairieSky will receive royalties from Encana.

Upon completion of the Offering, Encana expects to retain control of and fully consolidate the results of operations and financial position of PrairieSky. Completion of the Offering is subject to, and conditional upon, the receipt of all necessary approvals, including regulatory approvals. The Offering is expected to close in late May 2014.

Acquisition

On May 7, 2014, Encana reached an agreement to acquire certain properties in the Eagle Ford resource play in Texas for approximately $3.1 billion. The acquisition date fair values of the assets acquired and the liabilities assumed will be determined upon completion of the transaction. The transaction is subject to the satisfaction of normal closing conditions, as well as regulatory approvals, and is expected to close by the end of the second quarter of 2014. Encana expects to fund the acquisition with cash on hand combined with anticipated proceeds from the divestiture transactions discussed below.

Divestitures

On May 12, 2014, Encana closed the sale of certain natural gas properties in the Jonah field as announced on March 31, 2014 and received proceeds of approximately $1.8 billion, before closing adjustments. The reserves associated with the transaction exceed 25 percent of Encana’s U.S. cost centre. Accordingly, the Company will recognize a gain on divestiture.

On April 29, 2014, Encana reached an agreement to sell certain properties in East Texas for approximately $530 million. The sale is subject to the satisfaction of normal closing conditions and is expected to close in the second quarter of 2014.

Debt Tender and Consent Solicitation

On April 28, 2014, pursuant to the Notice of Redemption issued on March 28, 2014, the Company redeemed the remaining $232 million principal amount of the 5.80 percent notes not tendered in the tender offer plus accrued and unpaid interest of approximately $7 million.

Encana Corporation	4	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Financial Results

	2014	2013				2012
($ millions, except per share)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Cash Flow (1)	$1,094	$677	$660	$665	$579	$809	$913	$794
per share—diluted	1.48	0.91	0.89	0.90	0.79	1.10	1.24	1.08
Operating Earnings (1)	515	226	150	247	179	296	263	198
per share—diluted	0.70	0.31	0.20	0.34	0.24	0.40	0.36	0.27
Net Earnings (Loss)	116	(251)	188	730	(431)	(80)	(1,244)	(1,482)
per share—basic & diluted	0.16	(0.34)	0.25	0.99	(0.59)	(0.11)	(1.69)	(2.01)
Production Volumes
Natural Gas (MMcf/d)	2,809	2,744	2,723	2,766	2,877	2,948	2,905	2,802
Oil & NGLs (Mbbls/d)
Oil	32.1	33.0	27.2	22.9	20.0	18.5	17.5	17.9
NGLs	35.8	33.0	31.0	24.7	23.5	17.7	12.8	10.3
Total Oil & NGLs	67.9	66.0	58.2	47.6	43.5	36.2	30.3	28.2
Total Production (MMcfe/d)	3,216	3,140	3,072	3,052	3,138	3,166	3,087	2,972
Capital Investment	511	717	641	639	715	780	779	797
Net Acquisitions & (Divestitures)	(24)	(72)	(51)	(312)	(86)	(1,327)	31	(8)
Revenues, Net of Royalties	1,892	1,423	1,392	1,984	1,059	1,605	1,025	731
Revenues, Net of Royalties, Excluding Unrealized Hedging (1)	2,176	1,719	1,518	1,523	1,445	1,723	1,623	1,526
Realized Hedging Gain (Loss), before tax	(141)	174	175	52	143	420	578	636
Ceiling Test Impairments, after tax	—	—	—	—	—	(291)	(1,193)	(1,695)

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Encana’s quarterly net earnings can be significantly impacted by fluctuations in commodity prices, realized and unrealized hedging gains and losses, production volumes, foreign exchange rates and non-cash ceiling test impairments which are provided in the Financial Results table and Quarterly Prices and Foreign Exchange Rates table within this MD&A. Quarterly net earnings are also impacted by Encana’s interim income tax expense calculated using the estimated annual effective income tax rate as discussed in the Other Operating Results section of this MD&A.

Three months ended March 31, 2014 versus March 31, 2013

Cash Flow of $1,094 million increased due to higher natural gas prices and higher oil and NGL production volumes. In the three months ended March 31, 2014, Cash Flow increased $515 million primarily due to the following significant items:

•	Average realized natural gas prices, excluding financial hedges, were $6.37 per Mcf compared to $3.35 per Mcf in 2013 reflecting higher benchmark prices, including the impact of higher realized prices from Deep Panuke production. Higher realized natural gas prices increased revenues $767 million. Average natural gas production volumes of 2,809 MMcf/d decreased 68 MMcf/d from 2,877 MMcf/d in 2013 primarily as a result of the Company’s capital investment focus in oil and liquids rich assets, natural declines and divestitures, partially offset by production from Deep Panuke. Lower natural gas volumes decreased revenues $35 million.

•	Average oil and NGL production volumes of 67.9 Mbbls/d increased 24.4 Mbbls/d from 43.5 Mbbls/d in 2013 primarily due to successful drilling programs in oil and liquids rich natural gas plays and the extraction of additional liquids volumes processed through third party facilities. Higher oil and NGL volumes increased revenues $145 million.

Encana Corporation	5	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

•	Realized financial hedging losses before tax were $141 million compared to gains of $143 million in 2013.

•	Operating expense decreased $34 million primarily due to lower salaries and benefits related to workforce reductions resulting from the 2013 restructuring, changes in production activity, divestitures and the lower U.S./Canadian dollar foreign exchange rate, partially offset by higher long-term compensation costs due to the increase in the Encana share price.

•	Current tax expense was $16 million compared to a recovery of $67 million in 2013.

Operating Earnings of $515 million increased $336 million primarily due to the items discussed in the Cash Flow section, partially offset by higher depreciation, depletion and amortization (“DD&A”) and deferred tax.

Net Earnings were $116 million compared to a Net Loss of $431 million in 2013. Net Earnings for the first quarter of 2014 were primarily due to the items discussed in the Cash Flow and Operating Earnings sections. Net Earnings for the first quarter of 2014 were also impacted by a higher after-tax non-operating foreign exchange loss, lower unrealized hedging losses and lower deferred tax expense.

Encana Corporation	6	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Quarterly Prices and Foreign Exchange Rates

	2014	2013				2012
(average for the period)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Encana Realized Pricing
Including Hedging
Natural Gas ($/Mcf)	$5.82	$4.34	$4.00	$4.17	$3.86	$5.02	$4.91	$4.79
Oil & NGLs ($/bbl)
Oil	86.34	85.39	90.42	88.27	89.71	79.75	80.04	84.62
NGLs	53.79	48.59	46.35	49.63	52.24	52.97	61.34	72.88
Total Oil & NGLs	69.19	67.01	66.95	68.25	69.45	66.65	72.17	80.32
Total ($/Mcfe)	6.54	5.21	4.80	4.84	4.50	5.42	5.33	5.29
Excluding Hedging
Natural Gas ($/Mcf)	6.37	3.69	3.26	3.99	3.35	3.45	2.77	2.25
Oil & NGLs ($/bbl)
Oil	86.43	82.54	96.09	85.89	84.46	79.75	80.04	84.62
NGLs	53.79	48.59	46.35	49.63	52.24	52.97	61.34	72.88
Total Oil & NGLs	69.23	65.58	69.60	67.10	67.04	66.65	72.17	80.32
Total ($/Mcfe)	7.02	4.61	4.20	4.66	3.99	3.97	3.32	2.89
Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	4.94	3.60	3.58	4.09	3.34	3.40	2.81	2.22
AECO (C$/Mcf)	4.76	3.15	2.82	3.59	3.08	3.06	2.19	1.83
Algonquin City Gate ($/MMBtu) (1)	20.28	7.80	3.98	4.63	11.56	5.49	3.51	2.81
Basis Differential ($/MMBtu)
AECO/NYMEX	0.60	0.59	0.89	0.56	0.27	0.32	0.62	0.39
Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	98.68	97.46	105.81	94.17	94.36	88.22	92.20	93.35
Edmonton Light Sweet (C$/bbl)	99.83	86.58	103.65	92.67	87.43	83.99	84.33	83.95
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.906	0.953	0.963	0.977	0.992	1.009	1.005	0.990

(1)	The Algonquin City Gate benchmark reflects the daily average price for sales of production from Atlantic Canada. Encana’s operations at Deep Panuke in Atlantic Canada commenced in Q4 2013.

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In the first quarter of 2014, Encana’s average realized natural gas price, excluding hedging, reflected higher benchmark prices compared to 2013. Realized natural gas prices for production from Deep Panuke were $19.14 per Mcf for the first quarter of 2014 and increased Encana’s average realized natural gas price $1.27 per Mcf. Hedging activities reduced Encana’s average realized natural gas price $0.55 per Mcf in the first quarter of 2014. Encana’s average realized oil price, excluding hedging, reflected higher benchmark prices for the first quarter of 2014. Hedging activities reduced the average realized oil price $0.09 per bbl in the first quarter of 2014.

As a means of managing commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

Encana Corporation	7	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

At March 31, 2014, Encana has hedged approximately 2,138 MMcf/d of expected April to December 2014 natural gas production at an average price of $4.18 per Mcf and approximately 825 MMcf/d of expected 2015 natural gas production at an average price of $4.37 per Mcf. In addition, Encana has hedged approximately 15.0 Mbbls/d of expected April to December 2014 oil production using WTI fixed price contracts at an average price of $95.82 per bbl. The Company’s hedging program helps sustain Cash Flow and netbacks during periods of lower prices. For additional information, see the Risk Management—Financial Risks section of this MD&A.

Foreign Exchange

As disclosed above, in the first quarter of 2014 the average U.S./Canadian dollar exchange rate of 0.906 decreased 0.086 compared to the same period in 2013. The table below summarizes selected foreign exchange impacts on Encana’s financial results in the first quarter of 2014 compared to 2013.

	$ millions	$/Mcfe
Increase (Decrease) in:
Capital Investment	$(37)
Transportation and Processing Expense	(15)	$(0.05)
Operating Expense	(9)	(0.03)
Administrative Expense	(6)	(0.02)
Depreciation, Depletion and Amortization	(16)	(0.04)

Encana Corporation	8	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Production and Net Capital Investment

Production Volumes (After Royalties)

	Three months ended March 31
(average daily)	2014	2013
Natural Gas (MMcf/d)
Canadian Operations	1,568	1,422
USA Operations	1,241	1,455

	2,809	2,877

Oil (Mbbls/d)
Canadian Operations	16.4	8.0
USA Operations	15.7	12.0

	32.1	20.0

NGLs (Mbbls/d)
Canadian Operations	24.6	16.0
USA Operations	11.2	7.5

	35.8	23.5

Total Oil & NGLs (Mbbls/d)
Canadian Operations	41.0	24.0
USA Operations	26.9	19.5

	67.9	43.5

Total Production (MMcfe/d)
Canadian Operations	1,814	1,566
USA Operations	1,402	1,572

	3,216	3,138

Average natural gas production volumes for the first quarter of 2014 compared to 2013 were impacted by the Company’s capital investment focus in oil and liquids rich assets, natural declines and divestitures, partially offset by production from Deep Panuke. In the first quarter of 2014, average natural gas production volumes of 2,809 MMcf/d decreased 68 MMcf/d from 2013. The Canadian Operations volumes were higher primarily due to production from Deep Panuke, partially offset by the sale of the Jean Marie natural gas assets in the second quarter of 2013. The USA Operations volumes were lower primarily due to natural declines in Haynesville and Jonah.

In the first quarter of 2014, average oil and NGL production volumes of 67.9 Mbbls/d increased 24.4 Mbbls/d from 2013. The Canadian Operations volumes were higher primarily due to a successful drilling program in Montney and the extraction of additional liquids volumes at the Gordondale plant in Montney and the Musreau plant in Bighorn. The USA Operations volumes were higher primarily due to successful drilling programs in the DJ Basin and San Juan and the extraction of additional NGL volumes primarily in the DJ Basin and Piceance.

Encana Corporation	9	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Net Capital Investment

	Three months ended March 31
($ millions)	2014	2013
Canadian Operations	$281	$409
USA Operations	226	283
Market Optimization	1	—
Corporate & Other	3	23

Capital Investment	511	715

Acquisitions	23	22
Divestitures	(47)	(108)

Net Acquisitions & (Divestitures)	(24)	(86)

Net Capital Investment	$487	$629

Capital investment during the first quarter of 2014 was $511 million compared to $715 million in 2013. The Company’s disciplined capital spending focused on investment in high return scalable projects and opportunities where development has demonstrated success, as well as executing drilling programs with joint venture partners. During the first quarter of 2014, capital spending in the Company’s growth assets which include Montney, Duvernay, the DJ Basin, San Juan and the Tuscaloosa Marine Shale totaled $408 million, representing approximately 80 percent of the Company’s capital investment.

Acquisitions in the first quarter of 2014 were $2 million in the Canadian Operations and $21 million in the USA Operations, which primarily included land and property purchases with oil and liquids rich production potential.

Divestitures in the first quarter of 2014 were $32 million in the Canadian Operations and $14 million in the USA Operations, which primarily included the sale of land and properties that do not complement Encana’s existing portfolio of assets.

Amounts received from the divestiture transactions have been deducted from the respective Canadian and U.S. full cost pools.

Encana Corporation	10	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Results of Operations

Canadian Operations

Operating Cash Flow

	Three months ended March 31
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)		Total Netback ($/Mcfe)
	2014	2013	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties, excluding Hedging	$1,268	$573	$7.17	$3.21	$66.36	$64.72	$7.70	$3.89
Realized Financial Hedging Gain (Loss)	(75)	70	(0.53)	0.50	(0.09)	2.20	(0.46)	0.49
Expenses
Production and mineral taxes	5	2	0.01	0.01	0.80	0.58	0.03	0.02
Transportation and processing	215	172	1.42	1.29	3.80	1.33	1.31	1.19
Operating	92	103	0.59	0.66	1.75	5.61	0.55	0.69

Operating Cash Flow/Netback	$881	$366	$4.62	$1.75	$59.92	$59.40	$5.35	$2.48

	Three months ended March 31
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total Production (MMcfe/d)
	2014	2013	2014	2013	2014	2013
Production Volumes - After Royalties	1,568	1,422	41.0	24.0	1,814	1,566

In the first quarter of 2014, Operating Cash Flow increased due to higher realized natural gas prices and higher oil and NGL production volumes. Operating Cash Flow of $881 million increased $515 million primarily due to the following significant items:

•	Higher natural gas prices reflected higher benchmark prices. Realized natural gas prices for production from Deep Panuke were $19.14 per Mcf which increased the average realized natural gas price $2.29 per Mcf. Higher realized natural gas prices for production, including Deep Panuke, increased revenues $562 million. Average natural gas production volumes of 1,568 MMcf/d were higher by 146 MMcf/d. This was primarily due to production volumes of approximately 253 MMcf/d from Deep Panuke, partially offset by the sale of the Jean Marie natural gas assets with production volumes of approximately 129 MMcf/d in the first quarter of 2013.

•	Average oil and NGL production volumes of 41.0 Mbbls/d were higher by 17.0 Mbbls/d. This increased revenues $99 million primarily due to a successful drilling program in Montney and the extraction of additional liquids volumes at the Gordondale plant in Montney and the Musreau plant in Bighorn.

•	Realized financial hedging losses were $75 million compared to gains of $70 million in 2013.

•	Transportation and processing expense increased $43 million primarily due to costs related to Deep Panuke production, partially offset by the lower U.S./Canadian dollar foreign exchange rate. In the first quarter of 2013, the Deep Panuke offshore natural gas facility was not operational.

•	Operating expense decreased $11 million primarily due to lower salaries and benefits related to workforce reductions as a result of the 2013 restructuring, the sale of the Jean Marie natural gas assets in the second quarter of 2013, and the lower U.S./Canadian dollar foreign exchange rate, partially offset by higher production activity and long-term compensation costs due to the increase in the Encana share price.

Encana Corporation	11	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Results by Resource Play

	Three months ended March 31
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital (1) ($ millions)
	2014	2013	2014	2013	2014	2013
Montney	484	413	16.1	6.7	$206	$136
Duvernay	8	1	1.4	0.3	71	48
Other Upstream Operations
Clearwater	324	347	11.3	8.5	18	82
Bighorn	246	243	12.1	7.4	9	114
Deep Panuke	253	—	—	—	(3)	21
Other and emerging (2)	253	418	0.1	1.1	(20)	8

Total Canadian Operations	1,568	1,422	41.0	24.0	$281	$409

(1)	2013 capital reflects the reclassification of capitalized operating costs from other and emerging to the resource plays presented.
(2)	Other and emerging capital reflects the reclassification of capital inventory to the resource plays presented.

The Results by Resource Play presentation has been updated to align with the Company’s business strategy. Montney and Duvernay were included with other and emerging resource plays in 2013 and have been segregated for presentation in 2014 as Encana focuses capital on specific growth assets.

Average natural gas production volumes during the first quarter of 2014 increased primarily due to production from Deep Panuke, where natural gas volumes were approximately 253 MMcf/d. Other and emerging natural gas production in the first quarter of 2013 includes production volumes of approximately 129 MMcf/d from the Jean Marie natural gas assets which were sold in the second quarter of 2013.

Average oil and NGL production volumes during the first quarter of 2014 increased primarily due to a successful drilling program in Montney and the extraction of additional liquids volumes at the Gordondale plant in Montney and the Musreau plant in Bighorn.

Other Upstream Operations includes results from resource plays that are not part of the Company’s current strategic focus as well as prospective plays which are under appraisal.

Other Expenses

	Three months ended March 31
($ millions)	2014	2013
Depreciation, depletion and amortization	$172	$151

In the first quarter of 2014, DD&A increased from 2013 primarily due to higher production volumes and a higher depletion rate in 2014. The depletion rate was $1.05 per Mcfe in the first quarter of 2014 compared to $1.04 per Mcfe in 2013. The depletion rate was impacted by a decline in proved reserves due to Encana’s change in development plans as the Company transitions to a more balanced commodity portfolio, the sale of the Jean Marie natural gas assets in the second quarter of 2013, and the lower U.S./Canadian dollar foreign exchange rate.

Encana Corporation	12	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

USA Operations

Operating Cash Flow

	Three months ended March 31
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)		Total Netback ($/Mcfe)
	2014	2013	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties, excluding Hedging	$778	$588	$5.34	$3.50	$73.61	$69.91	$6.14	$4.10
Realized Financial Hedging Gain (Loss)	(65)	74	(0.58)	0.53	0.04	2.67	(0.51)	0.52
Expenses
Production and mineral taxes	42	23	0.26	0.11	5.46	4.50	0.33	0.16
Transportation and processing	163	184	1.46	1.40	—	—	1.29	1.30
Operating	74	112	0.61	0.66	3.16	13.16	0.60	0.77

Operating Cash Flow/Netback	$434	$343	$2.43	$1.86	$65.03	$54.92	$3.41	$2.39

	Three months ended March 31
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total Production (MMcfe/d)
	2014	2013	2014	2013	2014	2013
Production Volumes—After Royalties	1,241	1,455	26.9	19.5	1,402	1,572

In the first quarter of 2014, Operating Cash Flow increased due to higher realized natural gas prices and higher oil and NGL production volumes. Operating Cash Flow of $434 million increased $91 million primarily due to the following significant items:

•	Higher natural gas prices reflected higher benchmark prices, which increased revenues $205 million. Average natural gas production volumes of 1,241 MMcf/d were lower by 214 MMcf/d, which decreased revenues $68 million primarily due to natural declines in Haynesville and Jonah.

•	Average oil and NGL production volumes of 26.9 Mbbls/d were higher by 7.4 Mbbls/d. This increased revenues $46 million primarily due to successful drilling programs in the DJ Basin and San Juan and the extraction of additional NGL volumes primarily in the DJ Basin and Piceance.

•	Realized financial hedging losses were $65 million compared to gains of $74 million in 2013.

•	Operating expense decreased $38 million primarily due to lower production activity and lower salaries and benefits related to workforce reductions as a result of the 2013 restructuring, partially offset by higher long-term compensation costs due to the increase in the Encana share price.

Encana Corporation	13	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Results by Resource Play

	Three months ended March 31
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital (1) ($ millions)
	2014	2013	2014	2013	2014	2013
DJ Basin	40	37	10.5	6.8	$59	$30
San Juan	7	1	2.7	0.3	52	26
Other Upstream Operations
Piceance	436	459	5.4	4.3	21	55
Haynesville	331	420	—	—	38	34
Jonah	282	346	4.7	4.6	11	11
East Texas	113	145	1.2	0.8	10	24
Other and emerging	32	47	2.4	2.7	35	103

Total USA Operations	1,241	1,455	26.9	19.5	$226	$283

(1)	2013 capital reflects the reclassification of capitalized operating costs from other and emerging to the resource plays presented.

The Results by Resource Play presentation has been updated to align with the Company’s business strategy. The DJ Basin and San Juan were included with other and emerging resource plays in 2013 and have been segregated for presentation in 2014 as Encana focuses capital on specific growth assets.

Average natural gas production volumes during the first quarter of 2014 were impacted primarily by natural declines in Haynesville and Jonah.

Average oil and NGL production volumes during the first quarter of 2014 increased primarily due to successful drilling programs in the DJ Basin and San Juan and the extraction of additional NGL volumes primarily in the DJ Basin and Piceance.

Other Upstream Operations includes results from resource plays that are not part of the Company’s current strategic focus as well as prospective plays which are under appraisal, including the Tuscaloosa Marine Shale reported within Other and emerging results. During the first quarter of 2014, capital investment in the Tuscaloosa Marine Shale was $20 million.

Other Expenses

	Three months ended March 31
($ millions)	2014	2013
Depreciation, depletion and amortization	$212	$208

In the first quarter of 2014, DD&A increased from 2013 due to a higher depletion rate of $1.68 per Mcfe in the first quarter of 2014 compared to $1.47 per Mcfe in 2013, partially offset by lower production volumes in the first quarter of 2014. The higher depletion rate in the first quarter of 2014 resulted primarily from a decline in proved reserves due to Encana’s change in development plans as the Company transitions to a more balanced commodity portfolio.

Encana Corporation	14	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Market Optimization

	Three months ended March 31
($ millions)	2014	2013
Revenues	$244	$117
Expenses
Operating	13	1
Purchased product	228	102
Depreciation, depletion and amortization	3	3

	$—	$11

Market Optimization revenues and purchased product expense relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. Revenues and purchased product expense increased in the first quarter of 2014 compared to 2013 primarily due to higher commodity prices and higher volumes required for optimization.

Corporate and Other

	Three months ended March 31
($ millions)	2014	2013
Revenues	$(258)	$(363)
Expenses
Transportation and processing	1	(1)
Operating	10	7
Depreciation, depletion and amortization	31	33

	$(300)	$(402)

Revenues mainly include unrealized hedging gains or losses recorded on derivative financial contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Transportation and processing expense reflects unrealized financial hedging gains or losses related to the Company’s power financial derivative contracts. DD&A includes amortization of corporate assets, such as computer equipment, office buildings, furniture and leasehold improvements.

Corporate and Other results include revenues and operating expenses related to the sublease of office space in The Bow office building. Further information on The Bow office sublease can be found in Note 10 to the Interim Condensed Consolidated Financial Statements.

Encana Corporation	15	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Other Operating Results

Expenses

	Three months ended March 31
($ millions)	2014	2013
Accretion of asset retirement obligation	$13	$14
Administrative	102	95
Interest	147	140
Foreign exchange (gain) loss, net	224	102
Other	1	(4)

	$487	$347

Administrative expense, excluding restructuring costs, long-term compensation costs and legal costs was $70 million in the first quarter of 2014 compared to $86 million in the first quarter of 2013. The decrease reflects the cost savings attributable to work force reductions associated with the 2013 restructuring and the impact of the lower U.S./Canadian dollar foreign exchange rate.

Interest expense in the first quarter of 2014 increased from 2013 primarily due to interest related to the Deep Panuke Production Field Centre (“PFC”). Further information on the PFC capital lease can be found in Note 10 to the Interim Condensed Consolidated Financial Statements.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. Foreign exchange gains and losses primarily arise from the revaluation and settlement of U.S. dollar long-term debt issued from Canada and the revaluation and settlement of other monetary assets and liabilities.

Income Tax

	Three months ended March 31
($ millions)	2014	2013
Current Income Tax Expense (Recovery)	$16	$(67)
Deferred Income Tax Expense	12	110

Income Tax Expense	$28	$43

Current income tax expense in the first quarter of 2014 was $16 million compared to a recovery of $67 million in 2013. The current income tax recovery in the first quarter of 2013 was primarily due to amounts in respect of prior periods.

Total income tax expense in the first quarter of 2014 was lower due to the effect of changes in the estimated annual effective income tax rate combined with changes in net earnings before tax and amounts in respect of prior periods compared to the first quarter of 2013.

Encana’s interim income tax expense is determined using the estimated annual effective income tax rate applied to year-to-date net earnings before tax plus the effect of legislative changes and amounts in respect of prior periods. The Company’s effective tax rate for the first quarter of 2014 is higher than 2013 primarily as a result of changes in expected annual earnings and amounts in respect of prior periods.

The estimated annual effective income tax rate is impacted by expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions and partnership tax allocations in excess of funding.

Encana Corporation	16	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

Liquidity and Capital Resources

	Three months ended March 31
($ millions)	2014	2013
Net Cash From (Used In)
Operating activities	$943	$338
Investing activities	(446)	(454)
Financing activities	(845)	(149)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(56)	(36)

Increase (Decrease) in Cash and Cash Equivalents	$(404)	$(301)

Cash and Cash Equivalents, End of Period	$2,162	$2,878

Operating Activities

Net cash from operating activities in the first quarter of 2014 of $943 million increased $605 million from 2013. This increase is primarily a result of the Cash Flow variances discussed in the Financial Results section of this MD&A. In the first quarter of 2014, the net change in non-cash working capital was a deficit of $142 million compared to a deficit of $215 million in the first quarter of 2013.

The Company had a working capital surplus of $1,646 million at March 31, 2014 compared to $1,338 million at December 31, 2013. The increase in working capital is primarily due to a decrease in the current portion of long-term debt and an increase in accounts receivable and accrued revenues, partially offset by a decrease in cash and cash equivalents, and increases in risk management liabilities and accounts payable and accrued liabilities. At March 31, 2014, working capital included cash and cash equivalents of $2,162 million compared to $2,566 million at December 31, 2013. Encana expects that it will continue to meet the payment terms of its suppliers.

Investing Activities

Net cash used in investing activities in the first quarter of 2014 was $446 million compared to $454 million in the first quarter of 2013. The decrease in net cash used in investing activities primarily resulted from decreased capital expenditures, partially offset by lower proceeds from divestitures. Investing activities in 2013 included proceeds from the sale of the Company’s 30 percent interest in the proposed Kitimat liquefied natural gas export terminal which closed in February 2013. Further information on capital expenditures and divestitures can be found in the Net Capital Investment section of this MD&A.

Financing Activities

Long-Term Debt

Encana’s long-term debt, excluding the current portion, totaled $6,096 million at March 31, 2014 and $6,124 million at December 31, 2013. The current portion of long-term debt outstanding was $232 million at March 31, 2014 compared to $1,000 million at December 31, 2013. There were no outstanding balances under the Company’s revolving credit facilities at March 31, 2014 or December 31, 2013.

Encana Corporation	17	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

On February 28, 2014, Encana announced a cash tender offer and consent solicitation for any or all of the Company’s outstanding $1,000 million 5.80 percent notes with a maturity date of May 1, 2014. The Company paid $1,004.59 for each $1,000 principal amount of the notes plus accrued and unpaid interest up to, but not including, the settlement date and a consent payment equal to $2.50 per $1,000 principal amount of the notes.

On March 28, 2014, the tender offer and consent solicitation expired and on March 31, 2014, Encana paid the consenting note holders an aggregate of approximately $792 million in cash reflecting a $768 million principal debt repayment, $2 million for the consent payment and $22 million of accrued and unpaid interest.

On April 28, 2014, pursuant to the Notice of Redemption issued on March 28, 2014, the Company redeemed the remaining principal amount of the 5.80 percent notes not tendered in the tender offer. Encana paid approximately $239 million in cash reflecting a $232 million principal debt repayment and $7 million of accrued and unpaid interest.

Encana has the flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity. Encana’s primary sources of liquidity include cash and cash equivalents, revolving bank credit facilities, working capital, operating cash flow and proceeds from asset divestitures.

Credit Facilities and Debt Shelf Prospectus

Encana maintains two committed revolving bank credit facilities and a U.S. dollar debt shelf prospectus. As at March 31, 2014, Encana had available unused committed revolving bank credit facilities of $4.2 billion and unused capacity under a debt shelf prospectus for up to $4.0 billion.

•	Encana has in place a revolving bank credit facility for C$3.5 billion ($3.2 billion) that remains committed through June 2018, all of which remained unused.

•	One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $1.0 billion that remains committed through June 2018, of which $999 million remained unused.

•	Encana has in place a debt shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the U.S. At March 31, 2014, the debt shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The debt shelf prospectus expires in June 2014 and is expected to be renewed or replaced.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. The definitions used in the covenant under the credit facilities adjust capitalization for cumulative historical ceiling test impairments that were recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP. Debt to Adjusted Capitalization was 33 percent at March 31, 2014 and 36 percent at December 31, 2013.

Outstanding Share Data

As at March 31, 2014, Encana had 741.0 million common shares outstanding and 24.5 million outstanding stock options with Tandem Stock Appreciation Rights (“TSARs”) attached (10.1 million exercisable). As at May 9, 2014, Encana had 741.0 million common shares outstanding and 23.8 million outstanding stock options with TSARs attached (9.6 million exercisable). TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the original grant price.

During the first quarter of 2014, Encana issued 54,472 common shares totaling $1 million under the Company’s dividend reinvestment plan (“DRIP”).

Encana Corporation	18	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments were $52 million or $0.07 per share for the first quarter of 2014 compared to $147 million or $0.20 per share for the first quarter of 2013. The dividends paid included $1 million in common shares issued in lieu of cash dividends under the Company’s DRIP as disclosed above.

On May 12, 2014, the Board of Directors declared a dividend of $0.07 per share payable on June 30, 2014 to common shareholders of record as of June 13, 2014.

Capital Structure

The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. Encana has a long-standing practice of maintaining capital discipline and managing and adjusting its capital structure according to market conditions to maintain flexibility while achieving the Company’s objectives.

To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt. In managing its capital structure, the Company monitors the following non-GAAP financial metrics as indicators of its overall financial strength, which are defined in the Non-GAAP Measures section of this MD&A.

	March 31, 2014		December 31, 2013
Net Debt to Debt Adjusted Cash Flow	1.2	x	1.5	x
Debt to Adjusted Capitalization	33%		36%

Encana Corporation	19	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments at March 31, 2014:

	Expected Future Payments
($ millions, undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total
Transportation and Processing	$709	$959	$878	$872	$833	$4,226	$8,477
Drilling and Field Services	234	100	70	41	36	34	515
Operating Leases	31	41	37	30	27	38	204

Commitments	$974	$1,100	$985	$943	$896	$4,298	$9,196

In addition to the Commitments disclosed above, Encana has significant development commitments with joint venture partners, a portion of which may be satisfied by the Drilling and Field Services commitments included in the table above.

Further to the Commitments disclosed above, Encana also has obligations related to its risk management program and to fund its defined benefit pension and other post-employment benefit plans. Further information can be found in Note 18 to the Interim Condensed Consolidated Financial Statements regarding the Company’s risk management program. The Company expects to fund its 2014 commitments and obligations from Cash Flow and cash and cash equivalents.

Contractual obligations arising from long-term debt, asset retirement obligations, capital leases and The Bow office building are recognized on the Company’s balance sheet. Further information can be found in the note disclosures to the Interim Condensed Consolidated Financial Statements.

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Encana Corporation	20	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Risk Management

Encana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that can be categorized as follows:

•	financial risks;

•	operational risks; and

•	environmental, regulatory, reputational and safety risks.

Encana aims to strengthen its position as a leading North American resource play company and grow shareholder value through a disciplined focus on generating profitable growth. Encana continues to focus on developing a balanced portfolio of low-risk and low-cost long-life resource plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

Issues that can affect Encana’s reputation are generally strategic or emerging issues that can be identified early and then appropriately managed, but can also include unforeseen issues that must be managed on a more urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company’s reputation and has established appropriate policies, procedures, guidelines and responsibilities for identifying and managing these issues.

Financial Risks

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have an impact on Encana’s business.

Financial risks include, but are not limited to:

•	market pricing of natural gas and liquids;

•	credit and liquidity;

•	foreign exchange rates; and

•	interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board of Directors. All derivative financial agreements are with major global financial institutions or with corporate counterparties having investment grade credit ratings. Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use to the mitigation of financial risk to achieve investment returns and growth objectives, while maintaining prescribed financial metrics.

To partially mitigate commodity price risk, the Company may enter into transactions that fix, set a floor or set a floor and cap on prices. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana’s financial instruments as at March 31, 2014, is disclosed in Note 18 to the Interim Condensed Consolidated Financial Statements.

Counterparty credit risks are regularly and proactively managed. A substantial portion of Encana’s credit exposure is with customers in the oil and gas industry or financial institutions. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio, including credit practices that limit transactions and grant payment terms according to industry standards and counterparties’ credit quality.

Encana Corporation	21	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt capital markets. Encana closely monitors the Company’s ability to access cost-effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure which may include adjusting capital spending, adjusting dividends paid to shareholders, issuing new shares, issuing new debt or repaying existing debt.

As a means of mitigating the exposure to fluctuations in the U.S./Canadian dollar exchange rate, Encana may enter into foreign exchange contracts. Realized gains or losses on these contracts are recognized on settlement. By maintaining U.S. and Canadian operations, Encana has a natural hedge to some foreign exchange exposure.

Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

•	operating activities;

•	capital activities, including the ability to complete projects; and

•	reserves and resources replacement.

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control. These factors include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost-effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; volatility in natural gas and liquids prices; partner funding for their share of joint venture and partnership commitments; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk, engineering risk and reliance on third party service providers.

When making operating and investing decisions, Encana’s highly disciplined, dynamic and centrally controlled capital allocation program ensures investment dollars are directed in a manner that is consistent with the Company’s strategy. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

Environmental, Regulatory, Reputational and Safety Risks

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, the financial, operational, reputational and regulatory aspects of each identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to the Executive Leadership Team and the Board of Directors. The Corporate Responsibility, Environment, Health and Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

Encana Corporation	22	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Encana’s operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion, including hydraulic fracturing and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Changes in government regulation could impact the Company’s existing and planned projects as well as impose a cost of compliance.

In the state of Colorado, several cities have passed local ordinances limiting or banning certain oil and gas activities, including hydraulic fracturing. These local rule-making initiatives have not significantly impacted the Company’s operations or development plans in the state and are not anticipated to have a negative impact on the Company’s operations in the future. Additionally, ballot initiatives have been filed in the state seeking to transfer the authority to regulate all oil and gas activities, including hydraulic fracturing, to local governments. This and other possible measures could make certain Colorado jurisdictions inaccessible to drilling in the future. Therefore, it is possible that the Company’s operations in Colorado could be impeded should such initiatives succeed. Encana continues to work with state and local governments, academics and industry leaders to respond to hydraulic fracturing related concerns in Colorado. The Company recognizes that a hydraulic fracturing ballot question is a possibility and will continue to monitor and respond to these developments in 2014.

Air quality regulations in the state of Colorado were amended in February 2014 to address ozone non-attainment in the state. The amended regulations establish new leak detection and repair requirements and hydrocarbon emissions standards for the oil and gas industry in the state. Encana has reviewed the new requirements and does not anticipate they will have a material impact on its Colorado operations.

A comprehensive discussion of Encana’s risk management is provided in the Company’s annual MD&A for the year ended December 31, 2013.

Encana Corporation	23	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Accounting Policies and Estimates

Critical Accounting Estimates

Refer to the annual MD&A for the year ended December 31, 2013 for a comprehensive discussion of Encana’s Critical Accounting Policies and Estimates.

Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

As of January 1, 2014, Encana adopted the following accounting standards updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s Interim Condensed Consolidated Financial Statements:

•	Accounting Standards Update 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements. The amendments have been applied retrospectively.

•	Accounting Standards Update 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments have been applied prospectively.

•	Accounting Standards Update 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, clarifies that a liability related to an unrecognized tax benefit or portions thereof should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except under specific situations. The amendments have been applied prospectively.

New Standards Issued Not Yet Adopted

As of January 1, 2015, Encana will be required to adopt Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the criteria and expands the disclosures for reporting discontinued operations. Under the new criteria, only disposals representing a strategic shift in operations would qualify as a discontinued operation. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

Encana Corporation	24	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Operating Earnings; Revenues, Net of Royalties, Excluding Unrealized Hedging; Debt; Net Debt; Net Debt to Debt Adjusted Cash Flow; and Debt to Adjusted Capitalization. Management’s use of these measures is discussed further below.

Cash Flow

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

	2014	2013				2012
($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Cash From (Used in) Operating Activities	$943	$462	$935	$554	$338	$717	$1,142	$631
(Add) / deduct:
Net change in other assets and liabilities	(9)	(21)	(15)	(22)	(22)	(23)	(9)	(26)
Net change in non-cash working capital	(142)	(183)	300	(81)	(215)	(56)	242	(134)
Cash tax on sale of assets	—	(11)	(10)	(8)	(4)	(13)	(4)	(3)

Cash Flow	$1,094	$677	$660	$665	$579	$809	$913	$794

Encana Corporation	25	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Operating Earnings

Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

	2014	2013				2012
($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net Earnings (Loss)	$116	$(251)	$188	$730	$(431)	$(80)	$(1,244)	$(1,482)
After-tax (addition) / deduction:
Unrealized hedging gain (loss)	(203)	(209)	(89)	332	(266)	(72)	(428)	(547)
Impairments	—	—	(16)	—	—	(300)	(1,193)	(1,695)
Restructuring charges	(10)	(64)	—	—	—	—	—	—
Non-operating foreign exchange gain (loss)	(194)	(124)	105	(162)	(101)	(66)	162	(90)
Income tax adjustments	8	(80)	38	313	(243)	62	(48)	652

Operating Earnings	$515	$226	$150	$247	$179	$296	$263	$198

Revenues, Net of Royalties, Excluding Unrealized Hedging

Revenues, Net of Royalties, Excluding Unrealized Hedging is a non-GAAP measure that adjusts revenues, net of royalties for unrealized hedging gains/losses. Unrealized hedging gains/losses result from the fair value changes in unsettled derivative financial contracts. Management monitors Revenues, Net of Royalties, Excluding Unrealized Hedging as it reflects the realized hedging impact of the Company’s settled financial contracts.

	2014	2013				2012
($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues, Net of Royalties	$1,892	$1,423	$1,392	$1,984	$1,059	$1,605	$1,025	$731
(Add) / deduct:
Unrealized hedging gain (loss), before tax	(284)	(296)	(126)	461	(386)	(118)	(598)	(795)

Revenues, Net of Royalties, Excluding Unrealized Hedging	$2,176	$1,719	$1,518	$1,523	$1,445	$1,723	$1,623	$1,526

Encana Corporation	26	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Net Debt to Debt Adjusted Cash Flow

Net Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Net Debt is a non-GAAP measure defined as long-term debt, including current portion, less cash and cash equivalents. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions)	March 31, 2014		December 31, 2013
Debt	$6,328		$7,124
Less: Cash and Cash Equivalents	2,162		2,566

Net Debt	4,166		4,558

Cash Flow	3,096		2,581
Interest Expense, after tax	425		421

Debt Adjusted Cash Flow	$3,521		$3,002

Net Debt to Debt Adjusted Cash Flow	1.2	x	1.5	x

Debt to Adjusted Capitalization

Debt to Adjusted Capitalization is a non-GAAP measure, which adjusts capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. Adjusted Capitalization includes debt, shareholders’ equity and an equity adjustment for cumulative historical ceiling test impairments recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP.

($ millions)	March 31, 2014	December 31, 2013
Debt	$6,328	$7,124
Shareholders’ Equity	5,234	5,147
Equity Adjustment for Impairments at December 31, 2011	7,746	7,746

Adjusted Capitalization	$19,308	$20,017

Debt to Adjusted Capitalization	33%	36%

Encana Corporation	27	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Advisory

Forward-Looking Statements

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “strategy”, “strives”, “agreed to” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: achieving the Company’s focus on developing its strong portfolio of resource plays producing natural gas, oil and NGLs; commitment to growing long-term shareholder value through a disciplined focus on generating profitable growth; pursuing its key business objectives of balancing its commodity mix, focusing capital investments in high return, scalable projects, maintaining portfolio flexibility, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength; the anticipated timing of the closing of the Eagle Ford acquisition transaction and the satisfaction of closing conditions and obtaining of regulatory approvals; the determination of fair values of the assets and liabilities upon completion of the transaction and the anticipated sources of funds for the transaction; the expected timing and execution of all applicable agreements with respect to the Offering, the anticipated closing date of the Offering, the expected future activities of PrairieSky following the transaction, the anticipated benefits of the transaction to Encana and its shareholders, Encana’s expected ownership level in PrairieSky and that all necessary approvals, including regulatory approvals, will be obtained; the ability to continue entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at low cost; anticipated revenues and operating expenses; improving operating efficiencies, fostering technological innovation, lowering cost structures and success of resource play hub model; the anticipated proceeds from various joint venture, partnership and other agreements entered into by the Company, including their successful implementation, expected future benefits and the Company’s ability to fund future development costs associated with those agreements; anticipated dividends; anticipated oil, natural gas and NGLs prices; projections contained in the 2014 Corporate Guidance (including estimates of cash flow including per share, natural gas, oil and NGLs production, capital investment and its allocation, net divestitures, operating costs, and 2014 estimated sensitivities of cash flow and operating earnings); estimates of reserves and resources; projections relating to the adequacy of the Company’s provision for taxes and legal claims; the flexibility of capital spending plans and the source of funding therefor; anticipated access to capital markets and ability to meet financial obligations and finance growth; the benefits of the Company’s risk management program, including the impact of derivative financial instruments; projections that the Company has access to cash and cash equivalents and a range of funding at competitive rates; the Company’s ability to meet payment terms of its suppliers and be in compliance with all financial covenants under its credit facility agreements; anticipated debt repayments and the ability to make such repayments; expectations surrounding environmental legislation including regulations relating to air quality and hydraulic fracturing and the impact such regulations could have on the Company; anticipated flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity; anticipated cash and cash equivalents; expectation to fund 2014 commitments from cash flow, cash and cash equivalents; the anticipated effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s ability to manage its Net Debt to Debt Adjusted Cash Flow, and Debt to Adjusted Capitalization ratios; and the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company and its financial statements.

Encana Corporation	28	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. There can be no assurance that PrairieSky will ultimately complete the Offering, the size of the retained interest that Encana would hold initially or in the future in PrairieSky, and other arrangements that would exist between Encana and PrairieSky. Completion of the Offering is subject to a number of risks and uncertainties, including without limitation, those relating to due diligence, favourable market conditions, stock exchange, regulatory and third party approvals, and approval by Encana’s and PrairieSky’s Board of Directors. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2,450 MMcf/d and 2,650 MMcf/d of natural gas and 68 Mbbls/d to 73 Mbbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $4.50 per MMBtu and WTI of $98 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of 0.90 and a weighted average number of outstanding shares for Encana of approximately 741 million.

Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated May 13, 2014, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Encana Corporation	29	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$

Oil and Gas Information

National Instrument 51-101 (“NI 51-101”) of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the Company’s Annual Information Form (“AIF”). Encana obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. The Company’s U.S. protocol disclosure is included in Note 24 (unaudited) to the Company’s Consolidated Financial Statements for the year ended December 31, 2013 and in Appendix D of the AIF.

A description of the primary differences between the disclosure requirements under the Canadian standards and under the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

Resource Play

Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Currency and References to Encana

All information included in this document and the Interim Condensed Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis, unless otherwise noted. References to C$ are to Canadian dollars. Encana’s financial results are consolidated in Canadian dollars, however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. All proceeds from divestitures are provided on a before-tax basis.

For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

Additional Information

Further information regarding Encana Corporation, including its AIF, can be accessed under the Company’s public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.encana.com.

Encana Corporation	30	Management’s Discussion and Analysis
Prepared using U.S. GAAP in US$